  Exhibit 99.1

Buenos Aires, May 4, 2020

COMISIÓN NACIONAL DE VALORES (“CNV”)
Subgerencia de Sociedades Emisoras
25 de Mayo 175
City of Buenos Aires
To Gerencia de Emisoras

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)
San Martin 344
City of Buenos Aires

Notice: CPSA-GG-N-0134/20-AL Subject: Ordinary General Shareholders’ Meeting - April 30, 2020

Dear Sir/Madam,

I am pleased to address You, in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the “Company”), in order to inform you the members of the Board of Directors, members of the Supervisory Committee and the External Auditor appointed at the Ordinary General Shareholders' Meeting of April 30, 2020.

With nothing further, I remain sincerely yours,

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina
Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099

CENTRAL PUERTO S.A.
MEMBERS OF THE BOARD OF DIRECTORS AND SUPERVISORY COMMITTEE AND EXTERNAL AUDITORS DESIGNATED BY ORDINARY GENERAL SHAREHOLDERS’ MEETING ON APRIL 30, 2020

DIRECTORS:
OSVALDO ARTURO RECA
MIGUEL DODERO
JOSÉ LUIS MOREA
JUAN JOSE SALAS
DIEGO GUSTAVO PETRACCHI
TOMAS PERES
TOMAS JOSE WHITE
MARCELO ATILIO SUVA
CRISTIAN LOPEZ SAUBIDET
JORGE EDUARDO VILLEGAS
GUILLERMO RAFAEL PONS

DEPUTY DIRECTORS:
JUSTO PEDRO SAENZ
ADRIAN GUSTAVO SALVATORE
JORGE ANIBAL RAUBER
JAVIER ALEJANDRO TORRE
RUBEN OMAR LOPEZ
JOSÉ MANUEL PAZOS
ENRIQUE GONZALO BALLESTER
OSCAR LUIS GOSIO
JUAN PABLO GAUNA OTERO
DIEGO FEDERICO CERDEIRO
GABRIEL ENRIQUE RANUCCI

MEMBERS OF THE SUPERVISORY COMMITEE:	CARLOS CESAR ADOLFO HALLADJIAN EDUARDO ANTONIO EROSA JUAN ANTONIO NICHOLSON
DEPUTY MEMBERS OF THE SUPERVISORY COMMITEE:	CARLOS ADOLFO ZLOTNITZKY HORACIO RICARDO EROSA LUCAS NICHOLSON

EXTERNAL AUDITORS

GERMÁN ENRIQUE CANTALUPI (C.P.C.E.C.A.B.A. T°248, F°60): Certified Public Accountant.

GUSTAVO ARIEL KURGANSKY (C.P.C.E.C.A.B.A. T°309, F°176): Certified Public Accountant.

Pistrelli, Henry Martin & Asociados S.R.L.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099